UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Hellenic Telecommunications Organization S.A.

(Name of Issuer)

Common Registered Shares, nominal value EUR 2.39 per share

(Title of Class of Securities)

X3258B 102

(CUSIP Number)

Guido Kerkhoff

Senior Vice President

Chief Accounting Officer

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. X3258B 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deutsche Telekom AG IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 122,537,599*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 122,537,599
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,537,599*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
14	TYPE OF REPORTING PERSON CO

*	See, however, Item 5.

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This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2008, as previously amended (the “Schedule 13D”), of Deutsche Telekom AG (“DTAG”), with respect to the common registered shares, nominal value EUR 2.39 per share (the “Shares”), of Hellenic Telecommunications Organization S.A. (“OTE”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

DTAG acquired the 14,865,886 Shares that are the subject of this Amendment from HR pursuant to the HR Purchase Agreement, at EUR 29 per share. The aggregate amount paid for the Sale Shares was equal to EUR 431,110,694. The source of the funds for such payment was existing bilateral lines of credit.

Item 4. Purpose of Transaction.

As previously disclosed, the acquisition by DTAG of the Sale Shares from HR was subject to a number of conditions. Following satisfaction of the last of the conditions, DTAG completed the acquisition of the Sale Shares from HR pursuant to the HR Purchase Agreement on November 5, 2008. DTAG now owns 122,537,599 Shares of OTE, representing 25% plus one share of the outstanding capital of OTE. DTAG understands from HR that HR also owns 122,537,599 Shares of OTE, representing 25% plus one share of the outstanding capital of OTE.

As a result of the completion of the acquisition by DTAG of the Sale Shares from HR, the Shareholders’ Agreement between DTAG and HR, previously disclosed, is now fully effective. As previously disclosed, the Shareholders’ Agreement contains certain voting and corporate governance arrangements between DTAG and HR with respect to their Shares of OTE. Generally, these arrangements include the agreement of DTAG and HR to coordinate their voting on matters other than those as to which HR is given veto rights or which are otherwise left in the discretion of each shareholder. However, the changes to OTE’s Statutes necessary for full implementation of the shareholders’ agreement are still pending.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, DTAG directly owns 122,537,599 Shares of OTE, which represents approximately 25.0% plus one share of the total outstanding Shares, based on information contained in OTE’s annual report on Form 20-F for the fiscal year ended on December 31, 2007. As a result of the provisions of the Shareholders’ Agreement, DTAG might be deemed also to beneficially own, as defined in Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, the Shares held directly by HR. DTAG disclaims beneficial ownership of the Shares directly held by HR.

(c) Except for the acquisition of 14,865,886 Shares by DTAG on November 5, 2008, for EUR 29 per share, no transactions in Shares of OTE were effected since the filing of Amendment No. 4 to the Schedule 13D by DTAG or, to the best of its knowledge, any of the persons listed in Schedule A-1.

(d)-(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Vice President Chief Accounting Officer

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EXHIBIT INDEX

Exhibit 1	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated March 15, 2008	*

Exhibit 2	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated April 30, 2008, amending their Letter Agreement, dated March 15, 2008	*

Exhibit 3	Share Purchase Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**

Exhibit 4	Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**

*	Previously filed as an Exhibit to the Schedule 13D on May 23, 2008.
**	Previously filed as an Exhibit to Amendment No. 1 to the Schedule 13D on June 20, 2008.

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